Exhibit 99.3

This short form prospectus constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities.  No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise. The securities have not been and will not be registered under the U.S. Securities Act of 1933. Accordingly, except as permitted under the Agency Agreement, these securities may not be offered or sold in the United States of America or to or for the account or benefit of a U.S. person as defined in Regulation S under the U.S. Securities Act of 1933 and this short form prospectus does not constitute an offer to sell or a solicitation of an offer to buy any of these securities within the United States. See “Plan of Distribution”.

Information has been incorporated by reference in this short form prospectus from documents filed with the securities commissions or similar authorities in Canada in each of the provinces of British Columbia, Alberta, Ontario and Quebec (collectively, the “Commissions”).  Copies of documents incorporated herein by reference may be obtained on request without charge from the Corporate Secretary of Olympus Pacific Minerals Inc. at Suite 500 – 10 King Street, Toronto, Ontario, M5C 1C3, telephone (416) 572-2525 and are also available electronically at www.sedar.com.

Short Form Prospectus

New Issue	July 24, 2007

$25,000,000
31,250,000 Units

This short form prospectus qualifies the distribution (the “Offering”) of an aggregate of 31,250,000 units (the “Units”) of Olympus Pacific Minerals Inc. (the “Company” or “Olympus”) at a price of $0.80 per Unit (the “Offering Price”) for gross proceeds to the Company of $25,000,000 pursuant to an agency agreement (the “Agency Agreement”) dated July 24, 2007 between the Company and each of Loewen Ondaatje, McCutcheon Ltd. and M Partners Inc. (collectively, the “Agents”).  Each Unit consists of one common share of the Company (a “Share”) and one-half of one common share purchase warrant.  Each whole common share purchase warrant (a “Warrant”) will entitle the holder to acquire one common share of the Company (a “Warrant Share”) at a price of $0.90 per Warrant Share for a period of 24 months after the closing of the Offering. The Company has also granted to the Agents an option (the “Agents’ Option”) exercisable, in whole or in part, at any time prior to 24 hours prior to the closing of the Offering, to increase the size of the Offering up to an additional 4,687,500 Units (the “Additional Units”), having the same terms as the Units, at the offering price set forth above for further gross proceeds of up to $3,750,000. This short form prospectus qualifies the distribution of the Agents’ Option and the Additional Units issuable upon exercise of the Agents’ Option.  The price of the Units was determined by negotiation between the Company and the Agents.  The Units will be separable into Shares and Warrants immediately following closing of the Offering.  The outstanding common shares of the Company are listed for trading on the Toronto Stock Exchange (“TSX”) under the symbol “OYM”. On June 25, 2006, the last trading day before the announcement of the Offering, the closing price of the Company’s common shares on the TSX was $0.83. The TSX has conditionally approved the listing of the Shares (including Shares comprised in the Additional Units), the Agents’ Shares (defined below)), the Warrant Shares underlying the Warrants (including Warrant Shares underlying the Warrants comprised in the Additional Units) and the Agent’s Warrant Shares (defined below) on the TSX. The TSX has also conditionally approved the listing of the Warrants (including Warrants comprised in the Additional Units) and Agents’ Warrants (defined below) on the TSX at closing.  Listing of the Shares, Warrant Shares, Agents’ Shares, Agents’ Warrant Shares, Warrants and Agents’ Warrants will be subject to the Company fulfilling all of the requirements of the TSX.

- ii -

Price: $0.80 per Unit

			Proceeds to the
	Price to Public	Agents’ Fees(2)	Company(3)

Per Unit	$0.80(1)	$0.048	$0.752
Total(3)	$25,000,000	$1,500,000	$23,500,000

Total if Agents’ Option Fully	$28,750,000	$1,725,000	$27,025,000
Exercised(4)

(1)
Of the offering price, the Company, for its purposes, will allocate $0.77 to each Share and $0.03 to each one-half of one Warrant comprising the Units. Although the Company believes that the allocation is reasonable it is not binding on the holders or the Canadian Revenue Agency.

(2)
In addition to the Agents’ fee mentioned above, the Agents will also be granted non-transferable options (the “Compensation Options”) to acquire Units (each a “Agents’ Unit”) as is equal to 6% of the number of Units and Additional Units sold under the Offering. Each Agents’ Compensation Option will entitle the holder the right to acquire one Agents’ Unit at the Offering Price for a period of 24 months following the closing of the Offering. Each Agents’ Unit consists of one common share of the Company (a “Agents’ Share”) and one-half of one common shares purchase warrant (“Agents’ Warrants”). Each whole Agents’ Warrant will entitle the holder to acquire one common share of the Company (a “Agents’ Warrant Share”) at a price of $0.90 per Agents’ Warrant Share for a period of 24 months after the closing of the Offering. This short form prospectus qualifies the distribution of Agents’ Compensation Options. See “Plan of Distribution”.

(3)	After deducting the Agents’ fee but before deducting the expenses of the Offering, estimated to be $300,000.
(4)
The Company has granted to the Agents an Agents’ Option exercisable, in whole or in part, at any time prior to24 hours prior to the closing of the Offering, to increase the size of the Offering up to 4,687,500 Additional Units at a price of $0.80 per Additional Unit.

The Agents, as agents, conditionally offer the Units (including any Additional Units which may be issued upon the exercise of the Agents’ Option) on a best efforts basis, subject to prior sale if, as and when issued by the Company and accepted by the Agents in accordance with the conditions contained in the Agency Agreement referred to under “Plan of Distribution” and subject to approval of certain legal matters by Gowling Lafleur Henderson LLP, counsel for the Company, and by Fasken Martineau Dumoulin LLP, counsel for the Agents.

Agents’ Position	Maximum Size	Exercise Period	Exercise Price
Agents’ Option	Option to increase the size	at any time prior to	$0.80 per Additional Unit
	of the Offering up to	24 hours prior to the
	4,687,500 Additional	Closing Date
Units
Compensation Options	Options to purchase up to	24 months from the	$0.80 per Agents’ Unit
	1,875,000 Agents’ Units(1)	Closing Date

(1)	If the Agent’s Option is exercised in full an additional 281,250 compensation options will be granted to the Agents.

Subscriptions will be received subject to rejection or allotment in whole or in part and the right is reserved to close the subscription books at any time without notice.  Definitive certificates representing the Shares and Warrants comprising the Units are expected to be available for delivery at closing of the Offering which will take place on or about July 31, 2007 (the “Closing Date”), or such other date as may be agreed between the Company and the Agents.

An investment in the Units involves a high degree of risk and must be considered speculative due to the nature of the Company’s business and the present stage of exploration and development of its mineral properties.  Prospective investors should carefully consider the risk factors described under the heading “Risk Factors Relating to the Company’s Business”.

- iii -

CURRENCY & EXCHANGE RATE INFORMATION

Unless otherwise indicated, all references to “$” or “dollars” in this short form prospectus refer to Canadian dollars and references to “US$” or “US dollars” in this short form prospectus refer to United States dollars.

The Company’s accounts are maintained in Canadian dollars.

The following table sets forth the exchange rate for one US dollar expressed in Canadian dollars, for each period indicated, the average of such exchange rates, and the exchange rate at the end of such period, based upon the noon buying rates provided by the Bank of Canada:

		Year Ended December 31
	2006	2005	2004	2003	2002

Average rate for period	1.1342	1.2116	1.3015	1.4015	1.5704
Rate at end of period	1.1653	1.1659	1.2036	1.2924	1.5796

The noon rate of exchange on July 24, 2007 as reported by the Bank of Canada for the conversion of Canadian dollars into United States dollars was $1.00 equals $0.9641 United States dollars.

ELIGIBILITY FOR INVESTMENT

In the opinion of Gowling Lafleur Henderson LLP, counsel for the Company, and Fasken Martineau Dumoulin LLP, counsel for the Agents, based on the provisions of the Income Tax Act (Canada), (the “Tax Act”), the regulations thereunder and the proposals to amend the Tax Act and the regulations thereunder publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof, and a certificate of an officer of the Company relating to certain factual matters, the Shares and Warrants comprising the Units, if issued on the date hereof, will be qualified investments under the Tax Act and the regulations thereunder, as in effect on the date hereof, for trusts governed by registered retirement savings plans, registered retirement income funds, deferred profit sharing plans and registered education savings plans within the meaning of the Tax Act, provided that in the case of the Warrants either (a) they are listed on a prescribed stock exchange (which includes the TSX), or (b) the Company deals at arm’s length with each person who is an annuitant, a beneficiary, an employer or a subscriber under such plan.

DOCUMENTS INCORPORATED BY REFERENCE

Information has been incorporated by reference in this short form prospectus from documents filed with the securities commissions or similar authorities in Canada in each of the provinces of British Columbia, Alberta, Ontario and Quebec (collectively, the “Commissions”).  Copies of the documents incorporated herein by reference may be obtained on request without charge from the Corporate Secretary of Olympus at Suite 500 - 10 King Street, Toronto, Ontario, M5C 1C3, telephone (416) 572-2525, and are also available electronically at www.sedar.com.

The following documents filed with the Commissions are specifically incorporated by reference into, and form an integral part of, this short form prospectus:

(a)	the annual information form of the Company dated as of March 30, 2007 for the financial year ended December 31, 2006 (the “Annual Information Form”);

(b)
the consolidated audited financial statements of the Company as at December 31, 2006 and 2005 and for each of the years in the three year period ended December 31, 2006 together with the notes thereto and the auditors’ report thereon

(c)	management's discussion and analysis of the Company for the financial year ended December 31, 2006;

(d)	the management proxy circular of the Company dated April 26, 2007 prepared in connection with the annual and special general meeting of the Company held on June 7, 2007;

(e)
the unaudited interim consolidated financial statements of the Company as at March 31, 2007 and for the three months ended March 31, 2007 and 2006 together with the notes thereon, but excluding the “Notice to Reader” accompanying the interim consolidated financial statements;

(f)	the interim management's discussion and analysis of the Company for the three months ended March 31, 2007;

(g)
the material change report dated February 15, 2007 relating to the decision of the board of directors of the Company and the directors of Zedex Minerals Limited (“Zedex”) withdrawing their support of the intended off-market, all equity takeover offer by the Company for Zedex;

(h)
the material change report dated March 6, 2007 relating to the announcement of a non-brokered private placement of up to 21,428,571 common shares of the Company at a price of $0.56 per share for gross proceeds of up to $12,000,000;

(i)
the material change report dated March 29, 2007 relating to the closing of the non-brokered private placement dated of 21,428,571 common shares of the Company at a price of $0.56 per share for gross proceeds of $12,000,000;

(j)	the material change report dated June 26, 2007 relating to the adoption, subject to TSX and shareholders’ approval, of a shareholders’ rights plan; and

(k)	the material change report dated July 18, 2007 relating to the repayment of a US$2 million non- revolving debt facility with Macquarie Bank Limited.

Any document of the type referred to above (excluding confidential material change reports) filed by the Company with the Commissions or similar authorities in Canada after the date of this short form prospectus and prior to the completion or termination of this Offering, shall be deemed to be incorporated by reference into and form an integral part of this short form prospectus. The documents incorporated or deemed incorporated by reference herein contain meaningful and material information relating to the Company and prospective investors for Units or Additional Units should review all information contained in this short form prospectus and the documents incorporated by reference before making an investment decision.

Any statement contained in this short form prospectus or a document incorporated or deemed to be incorporated by reference herein or in any subsequently filed document which also is or is deemed to be incorporated by reference herein shall be deemed to be modified or superseded, for the purposes of this short form prospectus, to the extent that a statement contained herein, or in any other subsequently filed document which also is incorporated or is deemed to be incorporated by reference herein, modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed in its unmodified or superseded form to constitute a part of this short form prospectus.

The statements contained in this short form prospectus are not necessarily complete and reference is made to the documents incorporated by reference herein.

SPECIAL NOTICE REGARDING FORWARD-LOOKING STATEMENTS

Certain of the statements made and information contained herein is “forward-looking information” within the meaning of the Securities Act (Ontario) and the Securities Act (Alberta) or forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934 of the United States, including statements concerning the Company’s plans at its Vietnamese and Philippine mineral projects, which involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking information. Forward-looking information is subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward-looking information, including, without limitation, failure to establish estimated resources or to convert resources to mineable reserves; the grade and recovery of ore which is mined varying from estimates; capital and operating costs varying significantly from estimates; delays in obtaining or failure to obtain required governmental, environmental or other project approvals; changes in national and local government legislation or regulations regarding environmental factors, royalties, taxation or foreign investment; political or economic instability; terrorism; inflation; changes in currency exchange rates; fluctuations in commodity prices; delays in the development of projects; shortage of personnel with the requisite knowledge and skills to design and execute exploration and development programs; difficulties in arranging contracts for drilling and other exploration and development services; dependency on equity market financings to fund programs and maintain and develop mineral properties; risks associated with title to resource properties due to the difficulties of determining the validity of certain claims and other risks and uncertainties, including those described in each management discussion and analysis. In addition, forward-looking information is based on various assumptions including, without limitation, the expectations and beliefs of management; the assumed long-term price of gold; the availability of permits and surface rights; access to financing, equipment and labour and that the political environment within Vietnam and the Philippines will continue to support the development of environmentally safe mining projects. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements. Accordingly, readers are advised not to place undue reliance on forward-looking information.  When used in this short form prospectus or a document incorporated by reference herein, the words “anticipate”, “believe”, “estimate” and “expect” and similar expressions, as they relate to the Company or its management, are intended to identify forward looking information relating to the business and affairs of the Company.  Forward-looking statements made in a document incorporated by reference in this short form prospectus are made as at the date of the original document and have not been updated by the Company except as expressly provided for in this short form prospectus. Except as required under applicable securities legislation, the Company undertakes no obligation to publicly update or revise forward-looking statements, whether as a result of new information, future events or otherwise.

THE COMPANY

Name and Incorporation

The Company was incorporated by registration of its memorandum and articles under the laws of Ontario on July 4, 1951 under the name “Meta Uranium Mines Limited”. Effective August 24, 1978, the Company changed its name from “Meta Uranium Mines Limited” to “Metina Developments Inc.”  The Company was continued under the Company Act (British Columbia) with the name “Olympus Holdings Ltd.” on November 5, 1992 and consolidated its share capital on a 4.5:1 basis. The Company further consolidated its share capital on a 3:1 basis and changed its name from “Olympus Holdings Ltd.” to “Olympus Pacific Minerals Inc.” on November 29, 1996. The Company continued from British Columbia into the Yukon Territory under the Business Corporations Act (Yukon) on November 17, 1997 and continued from the Yukon Territory into Canada under the Canada Business Corporations Act on July 13, 2006.

The corporate office of the Company is located at Suite 500 - 10 King Street East, Toronto, Ontario, M5C 1C3. The Company’s registered office is located at Suite 500 - 10 King Street East, Toronto, Ontario, M5C 1C3.

The material business operations of the Company are presently carried out in large part through wholly or jointly owned private subsidiary companies as set out below.

Corporate Structure Report

Notes:

(1)	Following the grant of an investment license Phuoc Son Gold Company Limited was formed with Mien Trung Industrial Company holding 15% and NVMC holding 85%.
(2)
BM Holdings was deregistered in Thailand due to non-filing. The Company is in the process of reinstating BM Holdings and a hearing with the Thai government has been set for September 2007. The Company does not anticipate any issues in reinstating BM Holdings.

(3)	Presently non-operating.

Reference to the “Company” or “Olympus” includes the Company and its subsidiaries, unless otherwise indicated or the context otherwise requires.

Summary Description of the Business of the Company

The Company is engaged in the business of mineral exploration, development and mining of mineral properties, primarily in South East Asia with a main focus in Vietnam. The Company’s two most advanced properties are the 70 sq km Phuoc Son Gold Property and the 30 sq km Bong Mieu Gold Property, both located in central Vietnam, approximately 74 km apart. The Company is currently evaluating the Capcapo Property in the Philippines with a view of acquiring an option to earn a 60% interest in the property.

The Company is continuing broad regional geology programs to identify other potential exploration areas, and during 2006 filed additional applications for exploration licences in Vietnam.

The Company’s principal properties are summarized below.

Bong Mieu Gold Property (Vietnam)

The Company’s subsidiary, Bong Mieu Gold Mining Limited (“Bogomin”), together with other local and national branches of the government of Vietnam, holds various mining and exploration licences granting exploration rights to the Bong Mieu Gold Property and the Tien Ha properties in Quang Nam-Da Nang Province, in Vietnam.

The property is covered by a 25-year investment licence, No 140/GP (the “Bong Mieu Investment License”) covering 3,000 hectares which was granted by the State Committee for Co-operation and Investment of the Vietnam government on March 5, 1991 and amended in 1993. The Bong Mieu Investment Licence permitted two parties

(namely MIDECO, a Vietnamese governmental organization, and the Company) to establish Bogomin, a joint venture enterprise.  Bogomin must pay a 3% net smelter return royalty to the Vietnamese government, and pay specified rent of US$200 per hectare per annum for land. The joint venture profits shall be shared as follows: 10% for MIDECO; 10% for MINCO and 80% for the Company.

The Bong Mieu Gold Property hosts a gold mine (the “Bong Mieu Central Gold Mine”), for which the Company has proven and probable reserves. Another deposit (the “Bong Mieu Underground Deposit”) is located within one kilometre of the operating Bong Mieu Central Gold Mine plant site. Exploration work to date on the Bong Mieu Gold Property has resulted in one new significant discovery (“Thac Trang”) during 2006 in the Bong Mieu East area as well as a number of new surface showings.

During the year ended December 31, 2006, the Company completed construction of its gold processing plant at Bong Mieu Central Gold Mine where the first 3.65 kilogram gold dore bar was poured on February 15, 2006. The cost of the mineral property and rights and deferred development costs related to the Bong Mieu Central Gold Mine, is about $1.3 million and $0.2 million respectively, as at March 31, 2007, and the cost of the property, plant, equipment and infrastructure for the Bong Mieu Central Gold Mine is approximately $7.2 million as at March 31, 2007. The plant is currently operating with a throughput of about 500 tonnes per day. The Bong Mieu Central Gold Mine pilot plant project reached commercial production levels effective October 1, 2006. To increase gold recoveries by second quarter 2007, a re-grind circuit was received in December 2006 and is being installed.  A control and monitoring system was installed in December 2006 and is being implemented in first quarter 2007. There are no further significant capital expenditures anticipated to be incurred in 2007 for the gold processing plant at this stage. On November 1, 2005, Bong Mieu Gold Mining Company entered into a refining and sales contract with Argor-Heraeus SA (“Argor”) whereby Bong Mieu delivers dore bars which contain gold and silver to Argor’s delivery point at which point the risks of ownership pass to Argor. Argor purchases the gold and silver from Bong Mieu at an amount equal to the value of the gold and silver shipment less any refining and transport charges. The value of the gold and silver is determined by a number of factors such as the market price of gold and silver and assuming a specified return rate on gold and silver equal to 99.95% and 98%, respectively. The price of gold used in the calculation is equal to the London Bullion market AM-fixing in US dollars per troy ounce and the price of silver used is equal to the silver-fixing of the London Bullion market in US dollars per troy ounce. The contract is valid from November 1, 2005 until October 31, 2007, with an option to extend the contract if agreed upon by both parties. Currently, the Company has one customer, Argor. If Argor was unable to purchase the Company’s gold, management believes another customer could be procured on a timely basis and any inventoried dore bars could be sold at the then market value.

The Company has rehabilitated approximately 500 metres of previous workings at the Bong Mieu Underground Deposit since October 2005. The Company is fully permitted to mine the Bong Mieu Underground Deposit which is located within one kilometre of the Bong Mieu Central Gold Mine plant.

Exploration, infill and metallurgical drill programs continued in the Bong Mieu area. As of December 2006, the Company completed 66 drill holes totalling approximately 3,020 metres.

Preliminary exploration programs, including drilling, were initiated in 2006 to evaluate the economic potential of two new prospects located on the property. These prospects are referred to as Bong Mieu East and Bong Mieu West. At the Bong Mieu Underground Deposit, the exploration decline portal was completed and the first 70 metres of the tunnel were developed during the year ended December 31, 2006.

Exploration, infill and metallurgical drill programs continued in the Bong Mieu East area.  The program has confirmed that the mineralized structure extends for more than 100 metres to the east. Drilling results from the program indicated significant tungsten mineralization associated with the gold bearing zone.  The associated tungsten may enhance the potential value of the mineralization. As of March 31, 2007, Olympus has completed six holes totalling approximately 212 metres in the Bong Mieu Central (VN 220) Area 11 to evaluate the east extension of a narrow but high grade vein-structure mined at Area 11.

Metallurgical test-work by SGS Lakefield Research (“Lakefield”) in Canada on representative Bong Mieu East sulfide ore types continued during the third and fourth quarter of the year ended December 31, 2006. The results of the metallurgical test-work and the updating of the Bong Mieu East resource estimates are expected in the quarter ended September 30, 2007.

Elsewhere on the Bong Mieu Gold Property, surface prospecting and trenching have new areas of prospective alteration and mineralization on the property which will be further evaluated and tested by drilling during 2007.

As of the date hereof, the Bong Mieu exploration license is expired and a new license is in the process of being obtained.  This license is separate from the other licenses.  Currently, the Company is engaging in exploration activities under the Bong Mieu Investment Licence. Under Vietnamese law, an exploration license is required in order to get new mining licenses or amend existing licenses. The exploration license is therefore required if the Company wants to amend or add new mining licenses. The Company currently has mining licenses to cover the area being mined but to further expand the mining area to cover a new mining area the Company would require an exploration license before obtaining the new or amended mining license. Failure to obtain a new exploration license could impede the Company’s future activities in connection with Bong Mieu including limiting the Company’s ability to mine additional areas. Exploration license terms are typically two years if it is the first renewal of the license. Given the lengthy process involved in obtaining an exploration license, the Company does not anticipate receiving this exploration license until the quarter ended March 31, 2008.  Please see “Risk Factors” below for further details.

Phuoc Son Gold Property (Vietnam)

The Company is actively exploring the Phuoc Son Gold Property for primary gold deposits in addition to those already known.  The Phuoc Son Gold Property is located in the western highlands of Quang Nam Province, in central Vietnam.

On October 20, 2003, the Minister of the Ministry of Planning and Investment of the Vietnam government granted a 30-year investment licence No. 2355/GP (the “Phuoc Son Investment Licence”) covering 7,000 hectares for the Phuoc Son Gold Property. The Phuoc Son Investment Licence permitted the Company (through its wholly-owned subsidiary, New Vietnam Mining Corporation (“NVMC”)), and Mien Trung Industrial Company (“Minco”), a mining company controlled by the local provincial government, to establish Phuoc Son Gold Company Limited (“PSGC”) as a joint venture, for a term of 30 years. The Company is the operator of the joint venture project.
PSGC is owned 85% by NVMC with the remaining 15% owned by Minco

The Phuoc Son Gold Property hosts more than 30 known gold prospects and two known high-grade gold deposits in the Dak Sa area of the property. PSGC has received all major environmental approvals and on January 23, 2006 was granted a mining licence by the Government of Vietnam to mine and develop its two Dak Sa deposits (the “North Deposit” and “South Deposit”, and collectively the “Dak Sa Deposits”). The mining licence was the last major permit required prior to proceeding with development and production of the Dak Sa Deposits.

Exploration drilling during 2005 and 2006 has defined and expanded the zone (the “Dak Sa Zone”) which contains the two Dak Sa Deposits, over a minimum length of approximately five kilometres.

On May 18, 2005, the Company announced the results of a positive independent preliminary assessment study of the Dak Sa Underground Project, which incorporates both Dak Sa Deposits prepared by Micon International Limited. If developed and constructed into mines, the Company anticipates the two Dak Sa Deposits will share the same infrastructure and eventually be connected by an underground tunnel. There are no known commercially mineable mineral deposits on the Phuoc Son Gold Property and the Company provides no assurance that a commercially mineable mineral deposit exists on the property.

On January 23, 2006, a mining licence was granted to PSGC by the Vietnam government over the Dak Sa Deposits, which allows the Company, within a 3.5 year period from date of grant, to construct the mine within 1.5 years and perform mining activities over two years. The Company expects that it will require an extension on the mining licence as these time frames will be inadequate for construction and mining. As at December 31, 2006, the plant site and portal area have been cleared at the Dak Sa Deposits, the road construction was approximately 70% complete and the explosives magazine had been designed and permitted. The Company has substantially completed its in-

house scoping study on the Dak Sa Deposits the purpose of which is to ascertain the costs associated with the construction and operation of a mine to process the ore, determine the process that will maximize gold recovery and assess the financial viability of such a project. Once the study is completed and if it indicates economic viability, the construction of the mine and production should follow within 18 to 24 months.

On March 7, 2007, the Company released updated mineral resource estimates for the Dak Sa Deposits on its Phuoc Son Gold Property, incorporating the results of drilling up to October 2006 as follows:

				Contained Gold
	Resource Category	Tonnes	Gold Grade (g/t)	(oz)
Resources(1)	Measured	157,000	13.21	66,650
	Indicated	336,000	13.21	142,850
	TotalMeasured	493,000	13.21	209,500
	and Indicated
	Total Inferred	273,000	10.78	94,700

(1)
Employed a lower 3.0 g/t grade cutoff. Updated by the Company from the prior resource audited by Watts, Griffis and McOuat Limited (“WGM”) and published in a Technical Report dated January 30, 2004. A copy of the Technical Report titled “A Technical Review of the Phuoc Son Gold Project in Quang Nam Province, Vietnam” by WGM can be found in the Company’s filings at www.sedar.com.

As of the date hereof, the Phuoc Son exploration licence has expired and the Company is in the process of applying for a new exploration license which would allow exploration activities in the specified areas.  This license is separate from the other licenses. Currently, the Company is engaging in exploration activities under the Phuoc Son Investment Licence. Under Vietnamese law, an exploration license is required to get new mining licenses or amend existing licenses. The exploration license is required if the Company wants to amend or add new mining licenses. The Company currently has mining licenses to cover the area being mined but to further expand the mining area or cover a new mining area the Company would require an exploration license before obtaining a new mining license or amending an existing license. Failure to obtain a new exploration license could impede the Company’s future activities in connection with Phuoc Son including limiting the Company’s ability to mine additional areas. Exploration license terms are typically two years if it is the first renewal of the license. Given the lengthy process involved in obtaining an exploration license, the Company does not anticipate receiving the exploration license until the quarter ended September 30, 2007. Please see “Risk Factors” below for further details

Capcapo Property (Northern Philippines)

On November 23, 2006, the Company signed a Memorandum of Agreement and Supplement to Memorandum of Agreement (collectively, the “MOA”) with Abra Mining and Industrial Corporation (“AMIC”) and Jabel Corporation (“Jabel”) which will allow the Grantee (defined as the Company and a Philippine national corporation) to acquire an option to earn a 60% interest in AMIC’s Capcapo mining tenement (the “Capcapo Property”) located in the Province of Abra in the Philippines upon completing a specified level of expenditures on the property. The MOA is a binding agreement that is conditional on the completion of the related due diligence program to validate historical drilling information. Under Philippine law, foreign-owned entities can only hold up to 40% of a Mineral Production Sharing Agreement (“MPSA”). Consequently, Olympus can only directly hold 40% in the MPSA and will have to identify a Philippine national corporation to hold the additional 20%. On May 31, 2007, a Philippine corporation was registered with the Republic of the Philippines Securities and Exchange Commission under the corporate name of Kadabra Mining Corp (“Kadabra”), registered to do business in the Philippines. The Company’s interest in the Capcapo Property will be held by Kadabra. Kadabra has articles of incorporation and authorized and outstanding stock of PHP30,000,000.00 and is 99.99% owned by the Company. Under the terms of the MOA, six months after the signing of a formal agreement, the Grantee will cause Olympus to issue common shares to AMIC with a total value of US$350,000 based on the average of the trading price of the Company’s common shares for the five trading days preceding the date of the signing of the formal agreement.  Once the Grantee has spent US$3 million on exploration and development work on the Capcapo Property, the Grantee will cause Olympus to issue to AMIC further common shares of Olympus with a total value of US$450,000 based on the average of the trading price of the Company’s common shares for the five trading days preceding their date of issuance. To earn the 60% interest, a cumulative spending of US$6 million by the Grantee on exploration and development must occur by the end of the fifth year after the signing of the formal agreement. The Grantee earns a 20% interest after the first US$1 million is spent, an additional 20% interest after an additional US$2 million has been spent and an additional 20% interest after an additional US$3 million has been spent. Once the 60% interest has been earned, a new joint venture company (“NEWCO”) would be formed of which the Grantee would hold a 60%. If the Grantee obtains less than the 60% interest, the Grantee would share in less than 60% of the results of the joint venture. One year after full commercial production is achieved on the property, a royalty would be paid to Jabel, the underlying title holder of the property, equal to either 3% of gross value of production or 6% of annual profit of NEWCO, as defined in the MOA, whichever is higher.  The MOA also provides the Company with a right of first refusal covering approximately 320 square kilometres of other AMIC/Jabel tenements within this prospective area.

If exploration results are favourable, then the focus would be to construct a mine in order to extract, process and produce gold, with the future impact on the Company of higher capital expenditures associated with mine construction and upon completion of the mine construction, increased production and sales.

The Capcapo project area has similar epithermal-porphyry gold characteristics as compared to the nearby Baguiothe Baguio-Mankayan Gold–Copper District located 85 kilometres along strike.  Results from Olympus’ field verification program of the main prospect, returned channel sampling assays of 6.78 g/t gold and 8.36 g/t silver over 20 metres from previous excavated trenches. The Company commenced a drill program during the 1st quarter of 2007 and have drilled four holes to date. The ongoing 2007 exploration program will consist of step-out drilling designed to significantly expand the mineralized zone as well as ground exploration programs to test and delineated other prospective target areas on the property.

Recent Developments

The following discussion sets out the recent developments and the proposed exploration and development programs on the Company’s properties.  Roger Dahn, Vice President Exploration of the Company, a Qualified Person as defined by National Instrument 43-101 “Standards of Disclosure for Minerals Projects” (“NI 43-101”), has reviewed or prepared the proposed exploration and development programs.

Bong Mieu Gold Property (Vietnam)

1.	Bong Mieu Central Gold Mine

On April 2007, the Company issued a press release and announced the identification of a vein zone located approximately 100 metres above the main Bong Mieu Underground Deposit and confirming expectations of parallel horizons to the main zone.  The vein zone, as intermittently exposed on surface, has now been defined over 650 metres of strike length.

The assay results from the geological mapping and sampling of recent local artisan exposures are as follows:

		Sample
Easting	Northing	Type	Exposure	Width (m)	Au (g/t)	Ag (g/t)	Descriptions
			ADIT A SAMPLES
224425.9	1703503.1	Rockchip	Adit A	0.90	2.00	2.20	Vein materials
224413.5	1703502.7	Rockchip	Adit A	0.60	13.30	6.20	Vein materials
224413.5	1703502.7	Rockchip	Adit A	1.00	2.52	1.00	Vein materials
224415.3	1703502.4	Rockchip	Adit A	0.40	27.30	39.10	Vein materials
224416.9	1703503.6	Rockchip	Adit A	1.00	7.08	8.80	Vein materials
224438.3	1703512.6	Rockchip	Adit A	1.00	2.92	0.40	Vein materials
224445.6	1703513.7	Rockchip	Adit A	1.00	2.40	1.00	Vein materials

		Sample
Easting	Northing	Type	Exposure	Width (m)	Au (g/t)	Ag (g/t)	Descriptions
		Adit A Average		0.84	6.04	5.52	Average Grade
							in Adit A
			ADIT B SAMPLE
224406.3	1703525.8	Rockchip	Adit B	1.10	6.69	9.00	Vein materials
			ADIT D SAMPLES
224358.0	1703480.0	Rockchip	Adit D	1.20	68.6	26.8	Vein materials
224365.0	1703493.0	Rockchip	Adit D	0.70	20.0	2.4	Vein materials
224370.0	1703506.0	Rockchip	Adit D	1.40	24.70	25.80	Vein materials
224387.0	1703512.0	Rockchip	Adit D	1.20	17.00	6.90	Vein materials
224388.0	1703517.0	Rockchip	Adit D	0.50	13.90	13.70	Vein materials
224381.0	1703519.0	Rockchip	Adit D	0.80	44.00	6.70	Vein materials
224386.0	1703528.0	Rockchip	Adit D	1.00	15.70	5.60	Vein materials
		Adit D Average		0.97	30.76	14.12	Average Grade
							in Adit D
			ADIT G SAMPLES
224335.0	1703274.0	Rockchip	Adit G	0.40	3.58	3.70	Vein materials
224339.0	1703256.0	Rockchip	Adit G	0.50	19.90	2.40	Vein materials
		Adit G Average		0.45	12.65	2.98	Average Grade
							in Adit G
			ADIT H SAMPLES
224356.0	1703269.0	Rockchip	Adit A	0.50	17.50	7.00	Vein materials
224357.0	1703272.0	Rockchip	Adit A	0.40	7.43	3.30	Vein materials
224362.0	1703266.0	Rockchip	Adit A	0.50	5.64	0.60	Vein materials
		Adit H Average		0.47	10.39	3.66	Average Grade
							in Adit H
			ADIT I SAMPLES
224812.0	1703215.0	Rockchip	Adit I	0.50	2.99	1.00	Vein materials
			ADIT K SAMPLES
224975.0	1703403.0	Rockchip	Adit K	0.50	2.55	2.55	Vein materials
			ADIT L SAMPLES
224958.0	1703422.0	Rockchip	Adit L	0.50	18.90	9.5	Vein materials
224966.0	1703425.0	Rockchip	Adit L	0.40	3.77	0.4	Vein materials
224973.0	1703425.0	Rockchip	Adit L	0.50	7.04	6.8	Vein materials
		Adit L Average		0.47	10.34	5.94	Average Grade
							in Adit L

The mineralized vein zone is hosted within altered metasediments and trends roughly east–west. The zone is shallow dipping (20 to 40 degrees) to the south.

The Company is planning a first phase drill program consisting of nine shallow holes which will be completed to test the continuity of this near surface mineralization of the vein zone. This first phase drill program commenced in the second quarter of fiscal 2007.

The Bong Mieu Central Gold Mine currently operates a 500 tonnes per day plant being fed from the Hogan 2.5g/t open pit.  The maximum production from such a plant is 13,000 ounces per year and at that rate the Hogan pit reserves are anticipated to last just under 4 years.

Management has identified additional resource potential in the immediate vicinity of the Bong Mieu Central Gold Mine including the other occurrences identified on the Bong Mieu Gold Property, as described below, and have proposed a scoping and feasibility study to optimise the size of the operation. The costs estimated for the next 2 years of the scoping and feasibility study are as follows:

Cost
(C$)
Scoping Study	214,000
Feasibility Study Team	535,000
Met Test Work	107,000
General Met Process	214,000
Plant and Infrastructure Design	268,000
Consultants; geotech, geology, metallurgical	428,000
Independent Review	214,000
Geotechnical Drilling	161,000
Overheads	268,000
Total	2,409,000

2.	Bong Mieu East (VN 240)

The Bong Mieu East area (VN 240) hosts two known gold deposits, Ho Ray and Thac Trang. Exploration work to date has been concentrated on defining a resource at the Ho Ray and Thac Trang deposits and has confirmed that the mineralization remains open to the north and northeast directions.

The Company’s planned exploration program for the Bong Mieu East project includes approximately 12,000 metres of infill drilling, required to define the resource and to calculate ore reserves. Key work to be conducted includes completion of the resource estimation, additional metallurgical testwork, pit optimisation, continued economic scoping of these deposits and operation of environmental impact assessment programs.

The bulk of the planned $2.47 million Bong Mieu East (VN 240) budget is allocated to the resource drilling program and scoping study as follows:

		Cost	Total
Showing/Area	Work Type	(C$)	(C$)
Bong Mieu East	Topographic Survey/	11,000
(Ho Ray & Thac Trang)	Earthwork & Roads	21,000
	Resource Drilling (12,000m)	1,669,000
	Assays	214,000
	Metallurgical Testwork	80,000
	Engineering Studies	80,000
	Environmental Studies	16,000
	Resource Estimation/Auditing	32,000
	Economic/Scoping Studies	80,000

		Cost	Total
Showing/Area	Work Type	(C$)	(C$)
Total Direct Expenditures			2,203,000
Unallocated	Vietnamese & Expatriate costs(including	231,000
	labour)
	Travel, accommodation, misc.	37,000	268,000
TOTAL			2,471,000

3.	Bong Mieu Exploration Program (VN 210)

In addition to the Bong Mieu Central Gold Mine and the Bong Mieu East resource areas, the balance of Bong Mieu Gold Property also hosts a number of other significant occurrences, which have seen limited exploration testing to date.  The Company is proposing to evaluate the overall magnitude of mineralization on the Bong Mieu Gold Property within the next two years. The assorted phase 1 work program within these target areas will largely consist of exploration drilling and trenching on:

•	Bong Mieu East extensions

•	Northwest Prospects

•	South Trend Prospects – Suoi Tre, Nui Kem West and others

•	Ho Gan, Ho Gan West and Nui Kem Upper Vein

Phase 2 will consist largely of follow-up and resource drilling based on the prioritized results of phase 1.  The following table is a summary of the work done to date on these targets:

Name	Work Completed	Results/Comments
Bong Mieu East Extensions
Ho Ray	Limited mapping and rock	There is up-side exploration potential north and north-east and
Extension	sampling, IP. Some	possibly at depth of the currently identified Ho Ray deposit. Drill
	drillholes completed.	hole HRDD183, drilled in 2006 some 300 metres north of the
previous northernmost hole at Ho Ray, returned significant assay results (>0.5g/t, Au) in the interval 74.30 - 76.30 m (2.00 m) @
1.26 g/t, Au. The mineralization is hosted by calc-silicates and the implication of this intercept is that considerable potential exists to increase the resources down-dip of the known Ho Ray deposit.
Further target definition and testing work planned.
Thac Trang	Limited mapping and rock	Anomalous gold grades were intersected in hole HRDD166, drilled
Extension	sampling, IP. One drillhole	in 2006, located approximately 300m to the east of the main Thac
	completed.	Trang IP anomaly. Further target definition and testing work is planned.
Bong Mieu Southeast
Nui Kem
Nui Kem	Surface grid mapping and	Significant average assays of the adits are as follows:
Upper Vein(s)	sampling of several artisan	• Adit A – 5.66 g/t, Au over a sampling width of 0.80 m
	adits ranging in length from	• Adit B – 2.77 g/t, Au over a sampling width of 1.03 m
	about 35.0 to 100.0 metres	• Adit D – 23.03 g/t, Au over a sampling width of 0.98 m
	were observed, mapped and	• Adit G – 12.65 g/t, Au over a sampling width of 0.45 m
sampled.

Name	Work Completed	Results/Comments
• Adit H – 10.39 g/t, Au over a sampling width of 0.47 m
The mineralized zone is generally trending north-east (030° - 045°)
to almost east-west and gently dipping (15° - 30°) towards the south and southeast. It is hosted in quartz veins and breccias (quartz and schist) generally following a preferred structure. Mineralization mostly consist of pyrite, pyrrhotite, galena and sphalerite.

Diamond drilling to test the potential of Nui Kem Upper Vein
Prospect is presently being undertaken. Assay results of the first hole (NKDD-06) received while the analysis of the other holes still pending. Significant intercepts of NKDD06 are as follows:

• 38.00 – 42.60 m = 2.79 g/t, Au over 4.60 m inclusive of:
38.00 - 39.40 m = 6.06 g/t, Au over 1.40 m
• 41.12 – 41.60 m = 6.32 g/t, Au over 0.48 m
• 76.00 – 77.40 m = 1.01 g/t, Au over 1.40 m
Target definition drilling continues and more follow-up drilling planned for resource drilling and advanced exploration if justified
Saro Hill	Mapping of outcrops and	Adit and outcrop mapping and sampling indicated that the
	artisan adits; rock and	mineralized zone is generally trending northeast (030° - 045°) to
	channel sampling	almost east-west and gently dipping (15° - 30°) towards the south and southeast. It is hosted in quartz veins and breccias (quartz and schist) generally following a preferred structure. Mineralization mostly consist of pyrite, pyrrhotite, galena and sphalerite.
Significant assays from adits:
• Adit K – 2.55 g/t, Au over a sampling width of 0.50 m
• Adit L – 6.48 g/t, Au over a sampling width of 0.48 m
• Adit M – 2.55 g/t, Au over a sampling width of 0.68 m
Further follow-up work is planned.
Bong Mieu South
Nui Kem West	Adit mapping and sampling	The mineralized zone at Nui Kem West appears to be the western extension of the Nui Kem Upper Vein, which was cut by a post mineral fault trending northwest dipping 70° to 80° to the
northeast. The zone is generally trending NE and gently dipping to the southeast (10° - 25°), hosted in quartz vein and breccia.
Artisanal mining was more extensive in this area as compared to
Bong Mieu Southeast. A total of 21 adits and dogholes were
mapped and sampled and significant results are as follows:
• Adit O1 - 2.52 g/t, Au over a sampling width of 0.83 m
• Adit O2 – 2.34 g/t, Au over a sampling width of 0.60 m
• Adit O3 – 1.85g/t, Au over a sampling width of 0.95 m
• Adit O4 – 1.80 g/t, Au over a sampling width of 0.95 m
• Adit P1 – 2.02 g/t, Au over a sampling width of 1.25 m
• Adit P2 – 3.18 g/t, Au over a sampling width of 0.50 m
• Adit Q1 – 1.79 g/t, Au over a sampling width of 1.10 m
• Adit Q3 – 2.12 g/t, Au over a sampling width of 0.60 m

Name	Work Completed	Results/Comments
• Adit R1 – 6.37 g/t, Au over a sampling width of 0.73 m
• Adit R2 – 1.65 g/t, Au over a sampling width of 0.90 m
• Adit S1 – 4.23 g/t, Au over a sampling width of 0.35 m
Further target definition and testing work is planned for 2007.
Resource drilling will follow if target testing results indicate economic potential.
Suoi Tre	Surface and adit mapping	The mineralized zone is also hosted in quartz vein and breccia,
	and sampling	followed a steeply dipping (80 -85°) structure generally trending at almost the east - west direction. Results of adits sampling are:
• Adit T5 – 2.85 g/t, Au over a sampling width of 0.52 m
• Adit T6 – 12.10 g/t, Au over a sampling width of 0.45 m
• Adit U2 – 3.81 g/t, Au over a sampling width of 1.00 m
• Adit U3 – 2.68 g/t, Au over a sampling width of 1.15 m
• Adit W1 – 5.62 g/t, Au over a sampling width of 0.80 m
Further target definition and testing work is planned for 2007.
Resource drilling will follow if target testing results indicate conomic potential
Bong Mieu NW
Bong Mieu	Exploration activities	Two trenches were dug with combined length of 61.00 m which
Northwest	including mapping, outcrop/	encountered high anomalous Au values (0.14 to 3.86 g/t). Float
	float sampling and	and outcrop samples yielded values from a low of 0.02 g/t, Au to
	trenching were conducted	as high as 26.90 g/t, Au. Potential targets in this prospect are
	intermittently from 2005 to	siliceous breccia zone and calc silicate mineralization similar to
	present.	that hosting the Bong Mieu East resource at Ho Ray and Thac
Trang.
Follow-up work is proposed consisting of auger drilling to bedrock to determine the exact extent of the soil anomaly, pitting/trenching
(target definition) and drilling (target testing and advanced exploration if justified).
Bong Mieu West
Ho Nuoc	Rock sampling, trenching	Assay results for channel samples from trenches at Bong Mieu
	and channel sampling	West-Ho Nuoc Area 1 (Trenches 1 and 4), Area 2 (Trenches 5, 6,
7, and 8), and Area 3 (Trenches 2 and 2A) were received.
Significant assay results were:
• Area 2, Trench 5, 2.00 m @ 0.90 g/t, Au, 1.00 m @ 0.71 g/t Au and 2.00 m @ 0.67 g/t, Au; Trench 6, 1.00 m @ 0.26 g/t, Au; Trench 7, 1.00 m @ 0.28 g/t, Au; and Trench 8, 1.00 @ 0.60 g/t, Au.
• Area 3, Trench 2, 2.00 m @ 0.21 g/t, Au.
Area 2 appears to be only area of the three to warrant any further exploration. More follow up work is planned.

The following is the recommend 2007-2008 exploration work plan and budget for Bong Mieu (VN 210):

		Cost	Total
Showing/Area	Work Type	(C$)	(C$)
	PHASE 1
Bong Mieu East Extension	Exploration and target definition drilling	278,000
(Ho Ray & Thac Trang Extensions)			278,000
Bong Mieu SE	Exploration and resource delineation drilling	139,000
Nui Kem Upper Vein and	Resource drilling	417,000
Saro Hill	Target definition drilling	70,000
Bong Mieu South	Mapping, sampling, trenching	16,000
Nui Kem West and Suoi Tre	Target definition drilling	83,000	99,000
Bong Mieu NW	Soil (deep) geochem, trenching	11,000
	Target definition drilling	111,000	122,000
Total Direct Expenditures			1,125,000
Unallocated	Vietnamese & Expatriate costs (including	154,000
	labour), other expenses
	Travel, accommodation, misc	21,000
	Follow-up exploration and resource drilling.	304,000	479,000
PHASE 1 TOTAL			1,604,000
	PHASE 2
Prioritized Phase 1 Targets	Advance exploration & resource drilling	1,430,000
	(10,275m)
Total Direct Expenditures			1,430,000
Unallocated	Vietnamese & Expatriate costs (including	154,000
	labour), other expenses
	Travel, accommodation, misc.	21,000	175,000
PHASE 2 TOTAL			1,605,000
TOTAL (PHASE 1+PHASE 2)			3,209,000

4.	Nui Kem Exploration and Development

Previous work done by Continental Resource Management Pty Ltd. (“CRM”) identified an historic resource at the Nui Kem mine located on the Bong Mieu Gold Property.  The CRM historic resources were not prepared in compliance with NI 43-101.  Between January 2005 and December 2006, the Company reopened, mapped and sampled many hundreds of metres of the underground mine. This work identified previously un-mined material.

The possibility of any future mining activity at the underground mine would be determined by the verification and updating of the CRM historical resource. As the steeply dipping surface terrain would make surface drilling very expensive, a plan to develop a decline from surface to a level below the old bottom of the mine has been developed. At the bottom of the decline a hanging wall drive would be developed from which exploration holes could be drilled to determine the extent and value of the resource. The plan also has the positive benefit of providing access to the old parts of the mine from which economic mining operations could commence if the results indicate sufficient merit. The estimated costs of this plan are set out in the following table:

Cost (C$)
Decline Development (358 m)	691,000
Other Development (1,456 m)	1,455,000
UG Diamond Drilling (1,200 m)	128000
Sub-Total	2,274,000
Capital Infrastructure and Equipment	1,529,000
Total	3,803,000

See “The Company – Summary Description of the Business of the Company, Bong Mieu Gold Property (Vietnam)”.

Phuoc Son Gold Property (Vietnam)

1.	Dak Sa Exploration Program (VN 320)

The Dak Sa exploration project (VN 320) covers the two Dak Sa Deposits. During 2007, the Company completed 13 holes of an exploration step-out drill program on the northern extension of the Dak Sa Deposits (the “Dak Sa Northern Extension”) extending the known zone of mineralization to a defined strike length of over approximately 900 metres which remains open. Assay highlights from the drill program are as follows:

Northern Extension – exploration step-out drill program

HOLE ID(1)	From (m)	To (m)	Core Width (m)(2)	Gold Grade (g/t) Uncut (3)
DSDH 196	316.20	318.00	1.80	4.28
DSDH 199	232.15	234.00	1.85	8.18
and	244.70	245.00	0.30	7.38
DSDH 203	249.15	251.75	2.60	0.56
DSDH 204	270.65	271.90	1.25	38.81
DSDH 205	245.70	246.60	0.90	3.37
and	267.93	268.60	0.67	3.05
DSDH 206	190.00	190.50	0.50	14.99
and	214.00	215.65	1.65	2.44
including	215.40	215.65	0.25	15.40
DSDH 207	258.65	264.65	6.00	2.11
including	263.00	264.65	1.65	6.61
DSDH 208	268.75	269.20	0.45	11.10
and	282.50	286.35	3.85	3.84
including	284.80	286.35	1.55	8.61
and	291.57	293.00	1.43	6.19
DSDH 209	289.54	297.55	8.01	6.94
including	289.54	291.35	1.81	13.76
DSDH 210	244.90	246.85	1.95	12.24

HOLE ID(1)	From (m)	To (m)	Core Width (m)(2)	Gold Grade (g/t) Uncut (3)
DSDH 211	363.79	365	1.21	5.77
DSDH 212	237.4	238.15	0.75	2.37
	289	293.25	4.25	0.86
including	292.6	293.25	0.65	3.2
	300	301.9	1.9	0.45
	315	317	2	1.09
DSDH 213	253.55	268.5	14.95	3.84
including	259.25	265	5.75	8.56

Notes:

(1)	All holes were drilled at an inclination of –90 degrees unless otherwise stated.
(2)	Based on current geological interpretation of the drilling results, core widths approximately reflect true widths. Additional drilling is required before definitive true widths can be determined.
(3)
All assays were performed by the Mineral Assay and Service Co. Ltd. (“MAS Laboratory”) located in Bangkok, Thailand using the fire assay method on 50 grams of prepared sample. The MAS Laboratory is certified by the Thailand Department of Industrial Works and Ministry of Industry.

Substantial infill drilling is required to advance the indicated potential of the Dak Sa North Extension mineralization to resource status.  The planned resource drilling program will be completed in stages, with the initial phase designed to achieve inferred resource status. The objective of the subsequent drilling is to elevate the resource to indicated resource status.

Additional exploration drilling is also required at the North Extension to test down dip and examine the projected Dak Sa shear zone to the north. Exploration drilling in the Bai Choui area, located between the North and South Deposits, returned encouraging alteration and mineralization including 8.2 g/t over 1.5 metres. Further exploration and step-out drilling is planned to address this prospective area.  If results warrant, infill resource drilling will follow.

The Dak Sa area also hosts other occurrences which have seen variable exploration to date. The following table briefly summarizes these gold occurrences that the Company believes warrant additional exploration work.

Name	Work Completed	Results/Comments
Dak Sa Deposit Trend Prospects
Bai Cu	Limited mapping and rock	200 m south of South Deposit and the southern most showing on
	sampling, magnetometer	the productive Dak Sa shear. Limited drilling to date has
	and soil geochemical	encountered favourable alteration and anomalous gold
	surveys. Limited drilling to	mineralization up to 3.81 g/t over 4.35 m which included 12.93 g/t
	date.	over 1.60 m.
Drill results confirm that the favourable Dak Sa structure does extend through this under explored area and that the style of mineralization is similar to the South Deposit. Very limited drilling to date has been completed between the Bai Dat deposit and Bai
Cu.
Further exploration drilling and if warranted resource drilling is planned.
Bai Chuoi	Mapping, soil geochemistry,	Situated between Bai Dat and Bai Gio on the Dak Sa shear zone.
	magnetometer and self-	Channel samples returned 1.76 g Au/t over 3 m and 7.96 g Au/t
	potential surveys. Limited	over 2 m.
	wide space drilling	Wide spaced drilling completed to date has returned significant

Name	Work Completed	Results/Comments
intercepts of 10.99 g/t, Au over 1.0m, 2.58 g/t over 1.7 m, 3.43 g/t,
Au over 0.92 m, 4.95 g/t, Au over 1.22 m and 8.2 g/t, Au over
1.5 m. The majority of the above intercepts are located
approximately 225 m south of the North Deposit resource
boundary.
Further drilling is required to improve continuity and correlation prior to a resource estimate being completed. Correlation is hindered by the wide spaced drilling and the presence of stacked mineralized zones.
Exploration, step-out and resource drilling is planned to address this highly prospective mineralized area and to advance it to resource status.
Hoa Son	Mapping, rock and channel	Extensive quartz veining and artisanal mining on a prominent
	sampling (surface and in	ridge. Main shear is up to 30 m wide. Coincident Au, Cu, As soil
	adits), soil geochemistry.	anomaly. Best channel sample was 1.13 g Au/t over 12 m. Further work is warranted. Ongoing drilling has extended the North
Extension mineralization into the Hoa Son area. Thus the Hoa Son area and the overall K7 shear zone appears to represents the northern extension of the Dak Sa deformation zone which hosts the
North and South deposits.
Other Prospects
Bai Gio	Mapping, rock sampling,	The immediate area is subject to considerable ongoing surface and
	magnetometer survey,	underground artisanal activity.
limited exploration drilling
to date
Bai Gio North	Mapping, soil geochemistry	This is a new area identified by the soil geochemistry survey. The
	rock sampling,	area host exhibits a Au-Pb-Ag +/- Zn geochemistry signature
	magnetometer survey,	indicative of Dak Sa style mineralization. The strongest gold soil
	limited exploration drilling	anomaly covers an area of 300 x 100 m and contains values
	to date	ranging from 25 ppb to 3476 ppb (3.47 g/t) gold with an average of
410 ppb gold. A first pass exploration drill program consisting of three hole was completed in 2006. Though no ore grade
mineralization was encountered the drilling did outline a
perspective trend exhibiting favourable alteration facies with anomalous gold content.
The Company believes further work is warranted.

The following table sets out the proposed 2007 – 2008 exploration work plan and budget for the Dak Sa deposit (VN 320) property:

		Cost	Total
Showing/Area	Work Type	(C$)	(C$)
	PHASE 1
North Extension Area (possibly	Resource Phase Diamond Drilling	2,638,000
Bai Choui)	(19,000m)
Bai Choui +/- Bai Cu	Exploration Diamond Drilling (1,660m)	231,000
Total Direct Expenditures			2,869,000

Showing/Area	Work Type	Cost (C$)	Total (C$)
Unallocated	Vietnamese & Expatriate costs (including	294,000
	labour)
	Travel, accommodation, misc.	47,000	341,000
PHASE 1 TOTAL			3,210,000
	PHASE 2
	Follow-up exploration and resource drilling	588,000	588,000
	(4,230m)
PHASE 2 TOTAL
TOTAL (PHASE 1 + PHASE 2)			3,798,000

2.	Dak Sa Feasibility

The size of the reserve in the current Dak Sa area is currently insufficient to satisfy the Company’s requirement for a robust project. While an infill drill program continues on the Dak Sa Deposits, the Company plans to continue work on the feasibility study for the area. The following table sets out the estimated budget for the feasibility study.

Cost(C$)
Detailed plant drawings	107,000
Contracted consultant team to finalise study	321,000
Independent Review	107,000
Geotech work	32,000
Metallurgical testwork (500 m * 130$/m)	70,000
TOTAL	637,000

3	.Phuoc Son Exploration (VN 310) Program

The Phuoc Son Gold Property also hosts a number of other significant occurrences outside the Dak Sa Deposit area. Generally, these occurrences have seen lower levels of exploration work completed to date. The ongoing exploration in the Dak Sa area has extended the North Extension mineralization into the Hoa Son area. Thus the K7 shear zone appears to represent the northern extension of the Dak Sa deformation zone which hosts the North and South Deposits. This extension area is known to host encouraging mineralization and alteration at Hoa Son, K7 and Vang Nhe. The Dak Sa – K7 corridor will be a priority exploration sector along with the Tra Long – Suoi Cay trend. The table below summarizes exploration work on these areas undertaken to date:

Name	Work Completed	Results/Comments
Tra Long – Suoi Cay Trend
Tra Long	Mapping, rock and channel	Artisanal miners have focused on thin sulphide-bearing quartz
	sampling, magnetometer	veins. The mineralized zone trends northeast (towards Suoi Cay)
	(two lines). Two drillholes	This corresponds to a prominent northeasterly trending structure
	completed.	identified on radarsat imagery. Rock sample assays range up to
23.1 g Au/t. One drillhole cut 69.7 g Au/t over 1 m and indications are that this may be skarn related. Further work is planned for
2007.

Name	Work Completed	Results/Comments
Suoi Cay	Limited rock sampling.	Includes several artisanal workings on a shear zone hosting
sulphide bearing quartz veins. Four samples averaged 21.87 g Au/t and has been interpreted to correlate with Tra Long.
Further work is planned for 2007.
Dak Sa – K7 – Vang Nhe Trend
Hoa Son	Mapping, rock and channel	Extensive quartz veining and artisanal mining on a prominent
	sampling (surface and in	ridge. Main shear is up to 30 m wide. Coincident Au, Cu, As soil
	adits), soil geochemistry.	anomaly. Best channel sample was 1.13 g Au/t over 12 m.
The Company believes that further work is warranted
K7	Mapping, rock and channel	An inferred 3 km – 4 km north-south zone from north of Bai Gio to
(Shear Zone)	sampling, soil	south of Vang Nhe. Host to a large artisanal pit. Mineralization
	geochemistry. One drillhole	consists of disseminated sulphides and quartz veinlets in altered
	in 2002	schist. One channel sample returned 1.62 g Au/t over 13.1 m. The one hole drilled under the pit returned 1.4 g Au/t over 2m.
Vang Nhe	Mapping, rock and channel	Situated north of K7 and east of Khe Rin, this is an Au-bearing
	sampling (surface and	30 m wide sheared, silicified, sulphide-bearing schist. Some
	underground workings).	quartz veining. Artisanal miners have worked an oxidized,
limonitic, supergene enriched zone. Rock samples have assayed up to 17.17 g Au/t but channel samples have been lower, returning a maximum 3.27 g Au/t. Soil geochemistry and additional rock and channel sampling to be followed by drilling have been
recommended.
Other Prospect Areas
Bo 1	Mapping, rock and channel	Zone of multiple narrow quartz veins 850 m WSW of the Bo 2
	sampling, soil	shear. Au values in rock samples up to 5.91 g Au/t.
geochemistry.
Bo 2	Mapping, rock and channel	Several artisanal adits and spectacular Au samples are reported.
	sampling, soil	Best channel sample 8.99 g Au/t over 0.3 m. Best drill intersection
	geochemistry. Three	1.48 g Au/t over 2 m.
drillholes completed.
Bo 3	Mapping, rock and channel	Two parallel quartz veins 420 m north of Bo 2. Best rock assay
	sampling, soil	8.99 g Au/t.
geochemistry.
Bo Cu	Mapping (no outcrop), soil	Extensive Cu, As soil anomaly north of the Bo 1-Bo 3 area. This
Anomaly	geochemistry.	plus intense hematitic soil development suggest a similarity to Khe
Rin which may represent a porphyry environment. More work has been recommended.
Butterfly	Mapping, rock sampling,	At the extreme southeastern end of the Khe Rin trend. A 1 m wide
(Bai Buom)	soil geochemistry,	quartz vein in a skarn environment. Samples from the artisanal
	magnetometer survey. Two	shaft area ran up to 64.37 g Au/t. Neither drillhole intersected
	drillholes completed.	significant values.
Khe Do North	Mapping, rock sampling,	A 70 m thick sub-horizontal quartz-veined silicified metasediment
	soil geochemistry,	unit overlying a mafic complex. Extensive artisanal mining.
	magnetometer survey. Two	Extensive Au-in-soil geochemistry anomaly and magnetometer
	drillholes in 2002.	anomaly east of the artisanal pit. Neither rock samples nor
drillholes have returned significant gold values.

Name	Work Completed	Results/Comments
Khe Cop	Reconnaissance mapping,	Located 1.2 km north of Khe Rin and considered part of the same
	rock and float sampling.	zone. Artisanal workings associated with sheared, altered quartz veined schist. Assays up to 5.89 g Au/t. In early stage of
exploration.
Khe Do	Mapping, rock sampling,	Quartz-sulphide veining in schists intercalated with marbles.
	soil geochemistry,	Strong Au-in-soil anomaly. Rock assays up to 65.74 g Au/t.
	magnetometer survey. Six	Several significant intersections such as 7.92 g Au/t/9.45 m and
	drillholes completed.	6.67 g Au/t/0.95 m in drilling. More work has been recommended.

The following table sets out the proposed 2007 – 2008 exploration work plan and budget for the Phuoc Son (VN 310) area:

		Cost	Total
Showing/Area	Work Type	(C$)	(C$)
PHASE 1
Tra Long & Suoi Cay Trend	Mapping, petrology, rock sampling, assaying,	107,000
	geochem surveys
	Line cutting, topographical and magnetic	96,000
	surveying
	Induced Polarization Survey
	Compilation & GIS	16,000
	Diamond Drilling (3,000 m)	417,000	636,000
Hoa Son -K7-Vang Nhe Trend	Mapping, petrology, rock sampling, assaying,	107,000
	geochem surveys
	Line cutting, magnetic surveying	134,000
	Induced Polarization Survey
	Compilation & GIS	16,000
	Diamond Drilling (3,000 m)	417,000	674,000
Bo 1,2,3 and Bo Copper	Mapping, petrology, rock sampling, assaying,	27,000
	geochem surveys.
	Line cutting, topographical and magnetic	37,000
	surveying
	Diamond Drilling (1,200 m)	167,000	231,000
General	Trenching, pitting	11,000
(Recce work to evaluate other prospect	Mapping, geochemistry sampling, rock assays	64,000
areas)
	Radiometric surveying	5,000	80,000
Land and Lease Payments		4,000	4,000
Total Direct Expenditures			1,625,000
Unallocated	Unallocated Exploration Funds for Phase I	300,000
	follow-up and/or Airborne survey
	Expatriate costs (including labour)	161,000
	Travel, accommodation, misc.	43,000	504,000
PHASE 1 TOTAL			2,129,000

		Cost	Total
Showing/Area	Work Type	(C$)	(C$)
	PHASE 2
Tra Long & Suoi Cay Trend	Diamond Drilling (2,000 m)	278,000	278,000
Hoa Son -K7-Vang Nhe Trend	Diamond Drilling (2,120 m)	294,000	294,000
Bo 1,2,3 and Bo Copper	Diamond Drilling (1,000 m)	139,000	139,000
Khe Prospects	Line cutting, topographical and magnetic	37,000
	surveying
	Diamond Drilling (1,000 m)	139,000	176,000
Total Direct Expenditures			887,000
Unallocated	Expatriate costs (including labour)	150,000
	Travel, accommodation, misc.	32,000	182,000
PHASE 2 TOTAL			1,069,000
TOTAL (PHASE 1 + PHASE 2 )			3,198,000

See “The Company – Summary Description of the Business of the Company, Phuoc Son Gold Property (Vietnam)”.

Capcapo Property (Northern Philippines)

Drilling commenced on February 21, 2007 to evaluate the main Capcapo prospect area where surface channel sampling by Olympus returned assays of 6.78 g/t gold and 8.36 g/t silver over 20 metres.

DDH07-09, the initial hole of Olympus’ program, has intersected extensively altered breccia. The alteration zone contains gold and copper mineralization averaging 1.49 g/t gold, 0.31% copper and 5.6 g/t silver from surface to a depth of 94 metres.

Higher grade gold intervals are calculated as:

•	3.66 g/t gold, 0.08 % copper and 7.2 g/t silver from surface to 27.74 metres; or

•	2.65 g/t gold, 0.23% copper and 7.12 g/t silver from surface to 43.0 metres.

The mineralization/alteration exhibits copper gold zonation with a high-grade gold zone from surface to 27.74 metres depth averaging 3.66 g/t gold (as above). Copper content increases below 26.0 metres and includes 0.75 g/t gold, 0.53% copper and 5.48 g/t silver over a core width of 43.0 metres; and contains two higher grade copper intervals of:

•	0.49 g/t gold, 0.69 % copper and 6.39 g/t silver over 7.26 metres; and

•	0.77 g/t gold, 0.74% copper and 4.87 g/t silver over 16.0 metres.

In addition, surface reconnaissance mapping has located mineralized breccia material located approximately 150 metres south of hole DDH07-09 assaying 3.65 g/t gold and 3.20 g/t gold and 400 metres east which assayed 0.32 g/t gold from grab samples.

Hole DDH 07-12, which is a 50 metre step-out to the east of hole DDH 07-11, intersected significant gold and copper mineralization as follows:

•	3.06 g/t gold, 0.67% copper and 2.53 g/t silver over a core width of 28 metres including:

•	4.43 g/t gold, 0.91% copper and 3.38 g/t silver over 18 metres

Holes DDH07- 11 intersected:

•	1.53 g/t gold 0.35% copper and 2.4 g/t silver over a core width of 47 metres including:

•	2.55 g/t gold, 0.55% copper and 3.49 g/t silver over a core width of 27 metres; or

•	4.05 g/t gold, 0.78% copper and 4.81g/t silver over 16 metres

Assay highlights from the four holes drilled to date on the Capcapo property and surface grab samples are summarized in the following table:

Capcapo Main Zone Prospect

HOLE ID	From (m)	To (m)	Core Width (m)(2)	Gold Grade (g/t)(3)	Copper Grade (%)(3)	Silver Grade (g/t)(3)
DDH 07-09(1)	0	94.0	94.0	1.49	0.31	5.59
including	0	43.0	43.0	2.65	0.23	7.12

DDH 07-10(1)	41.0	82.0	41.0	2.07	0.60	7.75
or	41.0	75.0	34.0	2.43	0.67	8.93
including	45.0	51.0	6.0	3.33	1.45	26.48
and	57.0	67.0	10.0	4.02	1.05	8.46

DDH 07-11(1)	47.0	94.0	47.0	1.53	0.35	2.40
Or	47.0	74.0	27.0	2.55	0.55	3.49
including	51.0	67.0	16.0	4.05	0.78	4.81

DDH 07-12(1)	87.0	115.0	28.0	3.06	0.67	2,53
including	94.0	112.0	18.0	4.43	0.91	3.38

Regional Surface Grab Sample Results

Sample	ID	Northing	Easting	Comment	Gold Grade (g/t)(3)
60613	1946983	275692	Altered	Breccia	3.65
60614	1947007	275629	Altered	Breccia	3.2
60607	1947082	276145	Altered	Breccia	0.32

Notes:
(1)
Hole 07-09 was drilled at an inclination of -45 degrees on an azimuth of 180 degrees.  Both of hole 07-10 & 11 were drill vertical.  Hole 07-12 was drilled at an inclination of -75 degrees on an azimuth of 270 degrees

(2)
Based on current geological interpretation of the drilling results, true widths of holes 07-10 to 12 approximate true width while hole 07-09 is estimated at this time to represent approximately 60% of the core width. Additional drilling is required before definitive true widths can be determined.

(3)
All sample preparation and assays were performed by McPhar Geoservices (Philippines) Inc. (“McPhar”) located in Makati City, Philippines, using for gold the Fire Assay method AAS/GTA finish and for copper & silver using ICP3 method on 50 grams of prepared sample. McPhar is an ISO 9001 laboratory.

The deposit is open for expansion and drilling continues and work to date is evidencing the potential size of the copper-gold system at Capcapo, which has similarities to the Baguio-Mankayan Gold–Copper District located 85 kilometres along strike.  The ongoing exploration program at Capcapo is designed to evaluate the known Capcapo occurrence area and the larger camp scale potential of the overall “grassroots stage’ land package and will consist of the following:

•	complete geological mapping, geochemical and geophysical ground surveys (magnetics and induced polarization) over the Capcapo occurrence area (4 km x 2 km);

•	continued step-out drilling at Capcapo occurrence based on results and geology;

•	complete airborne magnetic (+/- EM & radiometric) survey and Aster and digital topographic data to assist in the evaluation of the large “grassroots stage” land package;

•	Recce geological mapping, prospecting and geochemical surveys (stream sediment, ridge & spur and topographic contour sampling) to evaluate & prioritize other target areas and known occurrences; and

•	complete 1st phase exploration drilling of new targets and occurrences both in the immediate main deposit area and outboard.

The following table sets out the proposed 2007 – 2008 exploration work plan and budget for the Capcapo Gold Property:

Showing/Area	Work Type	Cost (C$)	Total (C$)
Capcapo Occurrence Area
Ground Geophysics	Line cutting, Topographical & Magnetic & Induced Polarization surveying	171,000
Geochemical & Geological Surveys	Soil, stream sediment surveys, rock assays, mapping & petrology	161,000
Step-Out / Resource Drilling	Diamond Drilling (4,000m)	514,000
Exploration Drilling	Diamond Drilling (2,000m)	257,000
Total Capcapo Occurrence Area Expenditures			1,103,000
Labour /Regional Programs	Airborne survey, Aster and digital topographic data	321,000 to 535,000
	Recce mapping, prospecting, geochemical surveys and Airborne follow-up	170,000
	Philippine & Expatriate costs (including labour)	278,000
	Travel, accommodation, misc.	43,000
Total Labour and Regional Programs			856,000
Option Payments			589,000
GRAND TOTAL			2,548,000

See “The Company – Summary Description of the Business of the Company, Capcapo Property (Northern Philippines)”.

RISK FACTORS RELATING TO THE COMPANY’S BUSINESS

An investment in the securities offered hereby involves a high degree of risk and must be considered speculative due to the nature of the Company’s business and present stage of exploration and development of its mineral properties.

Prospective purchasers of securities offered hereby should give careful consideration to the information included or incorporated by reference in this short form prospectus and the Company’s historical consolidated financial statements and related notes before making an investment decision to purchase Units.  The risk factors contained in the Annual Information Form are incorporated herein by reference.  These risk factors include the risks associated with there not being a known commercially mineable mineral deposit on the Company’s properties; risks associated with a history of net losses and financing risks; risks related to the Company’s limited operating history and competition from other mineral companies; risks associated with the Company and third parties fulfilling contractual obligations; risks associated with the estimate of reserves, mineral resources and production; risks of development, construction and mining operations; exploration and mining risks; risks associated with the limited information relied on in putting the Company’s Bong Mieu Central Mine into production; risks associated with non-compliance with environmental and regulatory requirements; risk of changes to applicable government regulations relating to the mining industry or to their application or shifts in political conditions in foreign countries; risk of changes to environmental legislation; risks associated with the Vietnamese and Philippine political and legal environment; risks associated with doing business in Vietnam and the Philippines; risks associated with the acquisition of title to mineral properties; risks associated with the obtaining and maintaining licenses and permits; risks associated with fluctuating commodity prices, interest rates, shares prices and foreign currencies exchange rates; risks associated with dependence on key management personnel; the risk of conflicts of interest; risks associated with United States Securities and Exchange Commission “penny stock” rules; risks associated with dilution to shareholders and sales of common shares; risks associated with the payment of dividends; and the inability to economically or fully insure against certain risks.

In order to explore, develop or conduct mining operations in Vietnam, the Company was required to create an entity authorized to conduct business in Vietnam pursuant to an investment licence.  Then, the Company required a prospecting licence, an exploration licence or a mining licence, depending on the level of work being conducted on the property.  Without all the appropriate licenses, the Company’s activities on its properties in Vietnam could be impeded.  The Company’s exploration licenses on the Bong Mieu and Phuoc Son Gold Properties have expired and applications for new exploration licenses for Bong Mieu and Phuoc Son Gold Properties are in progress.  Currently, the Company is engaging in exploration activities under its investment licenses covering both the Bong Mieu and Phuoc Son Gold Properties.  Under Vietnamese law, an exploration license is required in order to get new or amended mining licenses.  The Company currently has mining licenses to cover the areas being mined but to further expand the mining area or cover a new mining area the Company would require an exploration license before obtaining the new or amended mining license. The failure by the Company to obtain the needed exploration licenses could limit the Company’s ability to mine new additional areas and therefore negatively impact production and profitability of the Company.

Additional risks not currently known to the Company, or that the Company currently deems immaterial, may also impair the Company’s operations.

CONSOLIDATED CAPITALIZATION

The following table sets forth the consolidated capitalization of the Company as at the dates indicated, and adjusted to give effect to the Offering.  The table should be read in conjunction with the audited consolidated financial statements of the Company for the financial year ended December 31, 2006 and the interim unaudited consolidated financial statements of the Company for the three-month period ended March 31, 2007, including the notes thereto and the management’s discussion and analysis of results of operations and financial conditions for such periods, each incorporated by reference herein.

Capital	Outstanding as at December 31, 2006	Outstanding as at March 31, 2007	Outstanding as at March 31, 2007 after giving effect to the Offering(1)(2)
Short Term Debt(3)	$2,330,800	$1,984,843	$1,984,843(4)
Common Shares(5)(6) (authorized-unlimited)	164,678,791	186,833,822	224,929,079(7)(8)(9)
Convertible Securities Options Warrants Stock Bonus Program	11,477,500 7,266,092 191,330	17,136,500 7,266,092 74,270	17,136,500 17,515,000(10) 74,270
Fully Diluted	183,613,713	211,310,684	259,654,849

(1)	Excluding the exercise of the Agents’ Option and Compensation Options (see “Plan of Distribution”).
(2)	After deducting the Agents’ fees and estimated expenses of the Offering. (See “Plan of Distribution”).
(3)
On February 8, 2006, the Company entered into a US$2.0 million loan facility agreement (the “Facility”) with Macquarie Bank Limited (“MBL”) of Sydney, Australia.  The Company drew down the US$2.0 million in the first quarter of 2006.  On June 27, 2007 the Facility was paid in full and the debt extinguished.

(4)	Subsequently on June 27, 2007, the Facility was paid in full and all short term debt outstanding as at March 31, 2007 was extinguished.
(5)
In addition, 17,968,750 common shares are reserved for issuance upon the exercise of the Warrants including Warrants comprising the Additional Units, if any, issued upon the exercise of the Agents’ Option.

(6)	See “Description of Share Capital”.
(7)
Does not include 17,968,750 Warrant Shares which may be issued upon the exercise of the Warrants, including Warrants comprised in the Additional Units, if any; 2,156,250 Agents’ Shares (assuming full exercise of Agents’ Option) which may be issued upon the exercise of the Compensation Options, if any; nor 1,078,125 Agents’ Warrant Shares (assuming full exercise of Agents’ Option) which may be issued upon the exercise of the Agents’ Warrants, if any.

(8)
Of the offering price, the Company, for its purposes, will allocate $0.77 to each Share and $0.03 to each one-half of one Warrant comprising the Units.  Although the Company believes that the allocation is reasonable it is not binding on the holders or the Canadian Revenue Agency.

(9)	6,845,257 common shares have been issued since March 31, 2007, including the issuance of 5,376,092 shares to MBL pursuant to the exercise of warrants.
(10)	Excluding the Warrants comprising the Additional Units and the Agent’s Warrants comprising the Agent’s Units, but including the exercise of 5,376,092 warrants by MBL on June 27, 2007.

USE OF PROCEEDS

The gross proceeds to be received by the Company from the sale of the Units will be up to $25,000,000, or $28,750,000 if the Agents’ Option is fully exercised.  The net proceeds to be received by the Company after payment of the Agents’ cash commission of up to $1,500,000 ($1,725,000 if the Agents’ Option is fully exercised) and after deducting the costs of the issue estimated at $300,000 will be up to $23,200,000 ($26,725,000 if the Agents’ Option is fully exercised).  The Company proposes to use the net proceeds from the Offering to further:

•	the exploration programs on the Bong Mieu East area (VN 240), including the Ho Ray and Thac Trang deposits;

•
the exploration programs on other identified occurrences on the Bong Mieu Gold Property (VN 210) including the northwest prospects, south trend prospects (Suoi Tre, Nui Kem West and others), Ho Gan, Ho Gan West and Nui Kem Upper Vein;

•	the exploration and development program on the historical Nui Kem mine on the Bong Mieu Gold Property to verify the historic CRM resource and to identify additional material that can be mined;

•	a feasibility report for the Bong Mieu Gold Mine;

•	the exploration program on significant occurrences identified on the Phuoc Son Gold Property outside of the Dak Sa area;

•	the Dak Sa exploration project (VN 320) on the Phuoc Son Gold Property covering the Dak Sa area including a resource drilling program;

•	a feasibility report on the Dak Sa area; and

•	the ongoing exploration program on the Capcapo Property to evaluate the known Capcapo occurrence area, as well as the larger camp scale potential of the overall “grassroots stage” land package.

See “The Company – Recent Developments”

The following table sets out how the Company intends to use the net proceeds of the Offering:

		Use of Proceeds Prior to Exercise of Agents’ Option (C$)	Use of Proceeds Assuming Full Exercise of Agents’ Option (C$)
Bong Mieu exploration program (VN 210)	Phase 1 Program Phase 2 program	1,604,000 --	1,604,000 1,605,000
Bong Mieu East exploration program (VN 240)		2,471,000	2,471,000
Nui Kem exploration and development program		3,803,000	3,803,000
Bong Mieu Gold Mine feasibility report		2,409,000	2,409,000
Phuoc Son exploration program		3,198,000	3,198,000
Phuoc Son – Dak Sa exploration program	Phase 1 Program Phase 2 program	3,210,000 --	3,210,000 588,000
Phuoc Son – Dak Sa feasibility report		637,000	637,000
Capcapo exploration program		2,548,000	2,548,000
Working Capital Purposes		3,320,000	4,652,000
TOTAL		23,200,000	26,725,000

Proceeds received from the exercise of the Compensation Options and Warrants will be added to general working capital.

The Company intends to use the funds as stated in this short form prospectus; however, there may be circumstances where, on the basis of results obtained or for other sound business reasons, a re-allocation of funds may be necessary.  Accordingly, management of the Company will have board discretion in the application of the proceeds of the Offering.

PLAN OF DISTRIBUTION

The Offering

Pursuant to the terms of an agency agreement (the “Agency Agreement”) dated July 24, 2007 between the Company and the Agents, the Company will appoint the Agents as the Company’s agents to offer up to 31,250,000 Units of the Company for sale on a best efforts basis, if as and when issued by the Company, at a price of $0.80 per Unit, payable in cash to the Company against delivery of certificates representing the Shares and Warrants comprising the Units, subject to compliance with all necessary legal requirements and to the conditions contained in the Agency Agreement.  While the Agents have agreed to use their best efforts to sell the Units, they are not obligated to purchase any Units.  The obligations of the Agents under the Agency Agreement are conditional and may be terminated at their discretion on the basis of the Agents’ assessment of the state of the financial markets and upon the occurrence of certain stated events including any material adverse change in the business, affairs of financial condition of the Company.

The Company has also granted the Agents an Agents’ Option, exercisable in whole or in part at the sole discretion of the Agents, at any time prior up to 24 hours prior the Closing Date, to increase the size of the Offering by up to 4,687,500 Additional Units, having the same terms and conditions as the Units, at a price of $0.80 per Additional Unit.  This short form prospectus also qualifies the distribution of the Additional Units issuable upon exercise of the Agents’ Option.

The closing of the Offering will take place on or about the Closing Date, or such other date as may be agreed upon by the Company and the Agents.

The offering price of the Units and the exercise price of the Warrants was determined by negotiation between the Company and the Agents.

In consideration for the services to be performed by the Agents, the Company has agreed to pay to the Agents a cash commission equal to 6% of the gross proceeds of the Offering.  The Company has also agreed to grant to the Agents such number of Compensation Options as is equal to 6% of the aggregate number of Units and Additional Units sold under the Offering.  Each Compensation Option will be exercisable to purchase one Agents’ Unit at an exercise price of $0.80 per Agents’ Unit for a period of 24 months following the Closing Date.  Each Agents’ Unit consists of one Agents’ Share and one-half of one Agents’ Warrant.  This short form prospectus also qualifies the distribution of the Compensation Options.

Pursuant to policy statements of certain Canadian provincial securities commissions, the Agents may not, throughout the period of distribution, bid for or purchase common shares of the Company for which their own account or for accounts over which they exercise control or direction.  The foregoing restriction is subject to exceptions, on the condition that the bid or purchase not be engaged in for the purpose of creating actual or apparent active trading in, or raising the price of, the common shares.  Such exceptions include a bid or purchase permitted under the Universal Market Integrity Rules for Canadian Market placees administered by Market Regulation Services Inc. relating to market stabilization and passive market making activities and a bid or purchase made for and on behalf of a customer where the order was not solicited during the period of distribution.  Subject to applicable laws, pursuant to the first-mentioned exception, in connection with this Offering, the Agents may over-allot or effect transactions which stabilize or maintain the market price of the common shares of the Company at a level above that which might otherwise prevail on the open market.  Such transactions, if commenced, may be discontinued at any time.

The Company has agreed with the Agents, provided not less than $25,000,000 of gross proceeds is raised under the Offering, not to authorize, issue or sell any common shares of the Company or securities convertible into common shares of the Company, or announce any of the foregoing, other than: (i) the grant or exercise of stock options and other similar issuances pursuant to the share incentive plan of the Company, its shareholders’ rights plan and other share compensation arrangements; (ii) the grant of warrants or other rights convertible into or exchangeable for or exercisable to acquire common shares of the Company, outstanding on the date hereof; (iii) the issuance of convertible bonds, notes or other debt securities convertible into common shares of the Company; and (iv) the issuance of securities in connection with property or share acquisitions in the normal course of business; for a period of 120 days following the Closing Date without the prior written consent of the Agents, such consent not to be unreasonably withheld.

Pursuant to the terms of the Agency Agreement, the Company has agreed to indemnify the Agents and their directors, officers, employees and agents against certain liabilities and expenses or to contribute to payments that the Agents may be required to make in respect thereof.

The TSX has conditionally approved the listing on the TSX of: (i) the Shares (including Shares comprised in the Additional Units); (ii) the Warrant Shares issuable upon the exercise of the Warrants (including Warrants comprised in the Additional Units); (iii) the Agents’ Shares issuable on the exercise of the Compensation Options; and (iv) the Agents’ Warrant Shares issuable on the exercise of the Agents’ Warrants.  The TSX has also conditionally approved the listing of the Warrants (including Warrants comprised in the Additional Units) and the Agents’ Warrants issuable on the exercise of the Compensation Options for trading on the TSX at closing.  Listing of the Shares, Warrant Shares; Agents’ Shares; Agents’ Warrant Shares, Warrants and Agents’ Warrants will be subject to the Company fulfilling all of the listing requirements of the TSX.

Subscriptions for the Units will be received subject to rejection or allotment in whole or in part and the right is reserved to close the subscription books at any time without notice.  Definitive certificates evidencing the Shares and Warrants comprising the Units will be available for delivery on the Closing Date.

Qualification of Securities for Distribution

This short form prospectus qualifies the distribution of the Shares and Warrants comprising the Units, the Agents’ Option, the Shares and Warrants comprising the Additional Units issuable upon exercise of the Agents’ Option and the Compensation Options.

Offering in the United States

This short form prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, any of the Shares or Warrants herein offered in the United States.  The Units, and the Shares and Warrants comprising the Units, the Warrant Shares underlying the Warrants, have not been and will not be registered under United States Securities Act of 1933, as amended (the “1933 Act”), or any state securities laws, and subject to certain exceptions, may not be offered, sold or delivered directly or indirectly in the United States, its territories or possessions or to or for the account or benefit of a “U.S. Person” as defined in Regulation S under the 1933 Act.  Offers and sales of such securities within the United States or its territories or possessions or to or for the account or benefit of a U.S. Person would constitute a violation of the 1933 Act unless made in compliance with the registration requirements of the 1933 Act or an exemption therefrom.  The Agents have agreed that they will offer and sell the Units within the United States or to or for the account or benefit of U.S. Persons, only (1) to accredited investors, as defined in Regulation D under the 1933 Act, that will purchase such Units directly from the Company in compliance with the exemption provided by Rule 506 of Regulation D, or (2) to qualified institutional buyers, as defined in Rule 144A under the 1933 Act, that will purchase such Units directly from the Agents, acting as principals for their own account, in resale transactions in compliance with Rule 144A under the 1933 Act (collectively, the “U.S. Placement”).  The Agents have agreed that they will otherwise offer and sell the Units only outside the United States to persons that are not U.S. Persons in compliance with Rule 903 of Regulation S under the 1933 Act.  In addition, until 40 days after the closing date of the Offering, an offer or sale of Units within the United States by any dealer (whether or not participating in this Offering) may violate the registration requirements of the 1933 Act.

Certificates representing any Shares, Warrants comprising the Units or Warrant Shares which are sold in the United States or to, or for the account or benefit of, a U.S. person will bear a legend to the effect that the securities represented thereby are not registered under the 1933 Act and may only be offered or sold pursuant to certain exemptions from the registration requirements of the 1933 Act.

None of the Warrants sold in the Offering may be exercised in the United States or by or on behalf of a U.S. Person unless an exemption from the registration requirements of the U.S. Securities Act and applicable state securities laws is available, and the holder thereof has delivered to the Company a written opinion of counsel satisfactory to the Company to such effect; provided, however, that an original purchaser in the U.S. Placement will not be required to deliver an opinion of counsel in connection with the exercise of the Warrants purchased by it in the U.S. Placement by such original purchaser, on its own behalf or on behalf of the original beneficial purchaser of such Warrants, at a time when it and such beneficial purchaser (if any) are accredited investors within the meaning of Regulation D under the U.S. Securities Act.

Monthly Stock Information

The common shares of the Company trade on the TSX under the Symbol OYM.  The following table sets forth the monthly high, low and closing prices and the volume for the Company’s common shares on the TSX since December 2006.

	Monthly High	Monthly Low	Month End Closing Price	Monthly Volume
December, 2006	$ 0.57	$ 0.48	$ 0.55	2,423,010
January, 2007	$ 0.59	$ 0.46	$ 0.51	1,857,309
February, 2007	$ 0.72	$ 0.47	$ 0.64	10,955,102
March, 2007	$ 0.65	$ 0.56	$ 0.59	1,561,461
April, 2007	$ 0.77	$ 0.55	$ 0.75	2,882,951
May, 2007	$ 1.20	$ 0.71	$ 0.85	5,164,302
June, 2007	$ 0.93	$ 0.71	$ 0.75	1,782,618
July, 2007(1)	$0.78	$0.69	$0.71	1,142,057
(1)  Up to July 23, 2007.

DESCRIPTION OF SHARE CAPITAL

The Company is authorized to issue an unlimited number of common shares without par value.  All of the currently  issued shares are fully-paid and non-assessable.  As at July 24, 2007 the Company’s issued and outstanding common shares without par value numbered 193,679,079.

The holders of the Company’s common shares are entitled to receive notice of and attend all meetings of shareholders with each common share held entitling the holder to one vote on any resolution to be passed at such shareholder meetings.  The holders of the Company’s common shares are entitled to dividends if, as and when declared by the board of directors of the Company.  The Company’s common shares are entitled upon liquidation, dissolution or winding up of the Company to receive the remaining assets of the Company available for distribution to shareholders.

On June 25, 2007 the directors approved the adoption of a shareholder rights plan (the “Rights Plan”) subject to TSX and shareholder approval.  The rights issued under the Rights Plan will become exercisable only if a person, together with its affiliates, associates and joint actors, acquires or announces its intention to acquire beneficial ownership of shares which when aggregated with its current holdings total 20% or more of the Company’s outstanding common shares (determined in the manner set out in the Rights Plan), other than by a Permitted Bid, as defined in the Rights Plan.  Permitted Bids must be made by way of a take-over bid circular prepared in compliance with applicable securities laws and, among other conditions, must remain open for 60 days.  In the event a take-over bid does not meet the Permitted Bid requirements of the Rights Plan, the rights will entitle shareholders, other than any shareholder or shareholders making the take-over bid, to purchase additional common shares of the Company at a substantial discount to the market price of the common shares at that time.

DESCRIPTION OF SECURITIES BEING OFFERED

  Shares

Refer to “Description of Share Capital” for a description of the authorized share capital of the Company.

 Warrants

Each whole Warrant will be exercisable to purchase one Warrant Share at a price of $0.90 per Warrant Share for a period of 24 months from the Closing Date.

The Warrants will be issued under a warrant indenture (the “Warrant Indenture”) to be entered into between the Company and Computershare Trust Company of Canada (the “Warrant Agent”), as warrant agent.  The Company will appoint the principal transfer offices of the Warrant Agent in Vancouver and Toronto as locations at which the Warrants may be surrendered for exercise, transfer or exchange.  The Warrant Indenture will, among other things, include provisions for the appropriate adjustment in the class, number and price of the Warrant Shares to be issued upon exercise of the Warrants upon the occurrence of certain events, including any subdivision, consolidation or reclassification of the Company’s common shares, the payment of stock dividends and the amalgamation of the Company.

No adjustment in the exercise price or the number of Warrant Shares purchasable upon the exercise of the Warrants will be required to be made unless the cumulative effect of such adjustment or adjustments would change the exercise price by at least 1% or the number of Warrant Shares purchasable upon exercise by at least one one-hundredth of a Warrant Share.

The Company will also covenant in the Warrant Indenture that, during the period in which the Warrants are exercisable, it will give notice to holders of Warrants of certain stated events, including events that would result in an adjustment to the exercise price for the Warrants or the number of Warrant Shares issuable upon exercise of the Warrants, at least 14 days prior to the record date or effective date, as the case may be, of such event.

No fractional Warrant Shares will be issuable upon the exercise of any Warrants, and no cash or other consideration will be paid in lieu of fractional shares.  Holders of Warrants will not have any voting or pre-emptive rights or any other rights which a holder of Warrant Shares would have.

From time to time, the Company and the Warrant Agent, without the consent of the holders of Warrants, may amend or supplement the Warrant Indenture for certain purposes, including curing defects or inconsistencies or making any change that does not adversely affect the rights of any holder of Warrants.  Any amendment or supplement to the Warrant Indenture that adversely affects the interests of the holders of the Warrants may only be made by “extraordinary resolution”, which is defined in the Warrant Indenture as a resolution either (1) passed at a meeting of the holders of Warrants at which there are holders of Warrants present in person or represented by proxy representing at least 10% of the aggregate number of the then outstanding Warrants and passed by the affirmative vote of holders of Warrants representing not less than 66⅔% of the aggregate number of all the then outstanding Warrants represented at the meeting and voted on the poll upon such resolution or (2) adopted by an instrument in writing signed by the holders of Warrants representing not less than 66⅔% of the aggregate number of all the then outstanding Warrants.

The foregoing is a summary only of the terms of the Warrants and is qualified by and subject to the more detailed provisions of the Warrant Indenture.

LEGAL MATTERS

Certain legal matters relating to the Offering and to the Units to be distributed pursuant to this short form prospectus will be reviewed by Gowling Lafleur Henderson LLP on behalf of the Company, with respect to Canadian legal matters, and by Berns & Berns, with respect to United States legal matters, and by Fasken Martineau Dumoulin LLP on behalf of the Agents.

INTERESTS OF EXPERTS

As of the date hereof, the partners and associates of Gowling Lafleur Henderson LLP and Fasken Martineau Dumoulin LLP beneficially own, directly or indirectly, in the aggregate less than 1% of the issued and outstanding common shares of the Company.

Roger Dahn, the Company’s Vice President Exploration, and a “qualified person” as defined in National Instrument 43-101; supervised the preparation of the technical information on which disclosure in this short form prospectus and the documents incorporated by reference are based.  As of the date hereof, Mr. Dahn holds 16,400 common shares and no options to purchase common shares of the Company.

Kirk Rodgers, Ian Ward, Eugene Puritch, William Lewis and Richard M. Gowans of Micon International Limited and John R. Sullivan, Michael W. Kociumbas and Stephen B. Cheesemen of WGM, as a group beneficially own, directly or indirectly, in the aggregate, less than 1% of the issued and outstanding common shares of the Company.

The Company’s auditors are Ernst & Young LLP, Chartered Accountants, who have prepared an independent auditors’ report dated March 28, 2007 in respect of the Company’s consolidated balance sheets as at December 31, 2006 and 2005 and the consolidated statements of operations and deficit and cash flows for each of the years in the three-year period ended December 31, 2006.  Ernst & Young LLP has advised that they are independent with respect to the Company within the meaning of the Rules of Professional Conduct of the Institute of Chartered Accountants of Ontario.

None of the aforementioned persons, and the directors, officers, employees and partners, as applicable, of each of the aforementioned persons received or has received a direct or indirect interest in a property of the Company or any associate or affiliate of the Company.

Other than Roger Dahn, Vice President Exploration of the Company, none of the aforementioned persons, nor any director, officer, employee or partner, as applicable, of the aforementioned persons is currently expected to be elected, appointed or employed as a director, officer or employee of the Company or of any associate or affiliate of the Company.

AUDITORS, TRANSFER AGENT AND REGISTRAR

The auditors of the Company are Ernst & Young LLP, Chartered Accountants, of 222 Bay Street, P.O. Box 251, Toronto, Ontario Canada M5K 1K7.

The transfer agent and registrar for the common shares of the Company is Computershare Investor Services Inc. of Canada at its principal office in the city of Toronto, Ontario.

The Warrant Agent for the Warrants distributed hereunder will be Computershare Trust Company of Canada at its principal offices in the cities of Toronto, Ontario and Vancouver, British Columbia.

STATUTORY RIGHTS OF WITHDRAWAL AND RESCISSION

Securities legislation in certain of the provinces in Canada provides purchasers with the right to withdraw from an agreement to purchase securities.  This right may be exercised within two business days after receipt or deemed receipt of a prospectus and any amendment.  In several of the provinces, securities legislation further provides a purchaser with remedies for rescission or, in some provinces, damages if the prospectus and any amendment contains a misrepresentation or is not delivered to the purchaser, provided that such remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province.  You should refer to applicable provisions of the securities legislation of your province for the particulars of these rights or consult with a legal adviser.

AUDITORS’ CONSENT

We have read the short form prospectus of Olympus Pacific Minerals Inc. (the “Company”) dated July 24, 2007 relating to the qualification for distribution of 31,250,000 Units of the Company.  We have complied with Canadian generally accepted standards for an auditor’s involvement with offering documents.

We consent to the incorporation by reference in the above-mentioned short form prospectus of our report to the shareholders of the Company on the consolidated balance sheets of the Company as at December 31, 2006 and 2005 and the consolidated statements of operations and deficit and cash flows for each of the years in the three-year period ended December 31, 2006.  Our report is dated March 28, 2007.

Toronto, Canada July 24, 2007	(Signed) Ernst & Young LLP Chartered Accountants Licensed Public Accountants

C-1

CERTIFICATE OF THE COMPANY

July 24, 2007

This short form prospectus, together with the documents incorporated herein by reference, constitutes full, true and plain disclosure of all material facts relating to the securities offered by this prospectus as required by the securities legislation of British Columbia, Alberta, and Ontario.

(Signed) COLIN PATTERSON Chief Executive Officer	(Signed) PETER TIEDEMANN Chief Financial Officer

On Behalf of the Board of Directors

of the Company

(Signed) T. DOUGLAS WILLOCK Director	(Signed) JOHN A.G. SETON Director

C-2

CERTIFICATE OF THE AGENTS

July 24, 2007

To the best of our knowledge, information and belief, this short form prospectus, together with the documents incorporated herein by reference, constitutes full, true and plain disclosure of all material facts relating to the securities offered by this short form prospectus, as required by the securities legislation of British Columbia, Alberta and Ontario.

LOEWEN, ONDAATJE, MCCUTCHEON LIMITED By: (Signed) PRIYA PATIL	M PARTNERS INC. By: (Signed) RILEY KEAST